

Zach Stein • You
Cofounder @ Carbon Collective. We make 401(k)'s better. …
1w • 🌐

Drumroll please...! **Carbon Collective** now manages over $100 million in assets! (it's now actually $109m)

Thanks to the rapid growth of our Better Together 401(k) program, we've doubled our AUM in the past year. It's a big deal for us. Crossing $100m adds a big fat digit behind our our mission to get $1 trillion invested into public climate solutions (just 4 more to go! 😄)

And we're pairing it with a unique opportunity.

CC is backed by VCs. And we have a policy that whenever we raise from them, we open up the opportunity to invest alongside them to our community. This is the first time we're doing it formally as a "community round" on **Wefunder** where anyone can join and more formally be a part of our journey.

If you're interested in learning more and/or just curious to see our overall vision, check out the campaign.

https://lnkd.in/gK4uCeNU

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.





Carbon Collective